UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under The Securities and Exchange Act of 1934
(Amendment No. 1)

Lightscape Technologies Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

53227B 101
(CUSIP Number)

Bondy Tan, President, CEO and Secretary
Lightscape Technologies Inc.
3/F., 80 Gloucester Road, Wanchai
Hong Kong
(011)-(852)-2546 1808
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	53227B 101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BONDY TAN (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bondy Tan is a citizen of Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,099,633 shares of common stock (1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
4,099,633 shares of common stock (1)
	10	SHARED DISPOSITIVE POWER
Nil

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,099,633 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8% based on 46,501,410 shares of common stock outstanding
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Bondy Tan indirectly owns an aggregate of 4,099,633 shares of common stock of Lightscape Technologies Inc., of which 387,000 shares are held by Glory Hill Holdings Limited, 252,273 shares are held by Full Scope Group Limited and 571,592 shares are held by Excel Means Limited. Glory Hill Holdings Limited, Full Scope Group Limited and Excel Means Limited are companies wholly-owned by Bondy Tan. Bondy Tan directly owns an additional 2,888,768 shares of common stock of Lightscape Technologies Inc.

CUSIP No.	53227B 101

Item 1. Security and Issuer

This Amendment No. 1 amends and supplements the Schedule 13D originally filed by Bondy Tan on January 24, 2005 relating to the common shares, $0.001 par value per share (each, a "Share") of Lightscape Technologies Inc., formerly known as Global Innovative Systems Inc. (the "Issuer"), a Nevada corporation.

The principal executive offices of the Issuer are located at 3/F., 80 Gloucester Road, Wanchai, Hong Kong 0000000.

Item 2. Identity and Background

Bondy Tan

Mr. Tan’s principal occupation and employment is acting as the President and Chief Executive Officer of the Issuer. His business address is 3/F., 80 Gloucester Road, Wanchai, Hong Kong 0000000.

During the last five years, Mr. Tan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Tan has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Tan is a citizen of Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration

On February 11, 2008, Bondy Tan disposed of an aggregate of 3,124,913 Shares of the Issuer through a private, off-market sale at a sales price of $0.70 per Share. After the sale, Bondy Tan beneficially owned 4,099,633 Shares of the Issuer.

Item 4. Purpose of Transaction

The purpose of the transaction reported was Bondy Tan’s disposition of an aggregate 3,124,913 Shares of the Issuer in a private, off-market transaction effected on February 11, 2008. After the sale, Bondy Tan owned 4,099,633 Shares of the Issuer.

Other than any shares or other securities of the Issuer that Mr. Tan may receive as compensation from the Issuer, Mr. Tan does not presently have any plan or proposal which relate to or would result in any of the following: the acquisition or disposition by any person of additional securities of the Issuer; an extraordinary corporate transaction involving the Issuer or its subsidiaries; a sale or transfer of a material amount of the Issuer's or its subsidiaries' assets; any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's corporate structure; any changes to the Issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer

Mr. Tan beneficially owns an aggregate of 4,099,633 Shares of the Issuer (representing approximately 8.8% of such stock). Of the 4,099,633 Shares of the Issuer beneficially owned by Mr. Tan, 387,000 Shares are indirectly held by Glory Hill Holdings Limited, 252,273 Shares are indirectly held by Full Scope Group Limited and 571,592 Shares are indirectly held by Excel Means Limited. Glory Hill Holdings Limited, Full Scope Group Limited and Excel Means Limited are companies wholly-owned by Mr. Tan. Of the 4,099,633 Shares of the Issuer beneficially owned by Mr. Tan, 2,888,768 Shares are directly held by Bondy Tan.

Mr. Tan has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 4,099,633 Shares (representing approximately 8.8% of such stock).

Other than as described in Item 3 above, Mr. Tan has not effected any transactions in the Shares in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On February 11, 2008, Bondy Tan (through holding companies of which he is the sole owner and director) entered into a transfer agreement with each of Eastern Advisor Fund, LP and Eastern Advisor Offshore Fund, Ltd. The transfer agreements set out the terms and conditions by which Mr. Tan transferred an aggregate of 3,124,913 Shares to the two purchasers. Except for the two transfer agreements, there are no contracts, arrangements, understandings or relationships between Mr. Tan and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

10.1	Transfer Agreement dated February 11, 2008 between Glory Hill Holdings Limited and Eastern Advisor Fund, LP.

10.2	Transfer Agreement dated February 11, 2008 between Full Scope Group Limited and Eastern Advisor Offshore Fund, Ltd.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2008
Signature /s/ Bondy Tan
Bondy Tan
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)